UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 4 April 2011

France Telecom’s Board of Directors asks shareholders to appoint  three new Board members

The Board of Directors at France Telecom met on 23 March 2011 and, at the suggestion of the Governance and Corporate Social Responsibility Committee, will ask shareholders to vote on 7 June to appoint three new board members: Helle Kristoffersen, Muriel Pénicaud and Jean-Michel Severino.

The three have been selected to replace Henri Martre, Marcel Roulet and Jean Simonin whose terms come to an end on 7 June. The Board would like to congratulate the departing members on their major contributions to the Board and its committees over the past years.

The Board of Directors was keen to offer shareholders individuals with recognised skills in key areas for the company in the coming years. The choice of candidates is part of the company’s desire to renew and internationalise the Board and increase the presence of female members.

The Board also recommends reappointing Bernard Dufau.

If all the appointments are approved, the Board of Directors will be made up of 15 members headed by Stéphane Richard, Chairman and CEO.

Helle Kristoffersen, 47 years old, born in Denmark and a French citizen, became Deputy Vice-President for Strategy and Business Intelligence at Total in January 2011. She graduated from the École Normale Supérieure and the École Nationale de la Statistique et de l’Administration Économique (ENSAE). Starting in 1994, she spent most of her career at Alcatel (which then became Alcatel-Lucent), where she held various positions. From 2005 to 2008 she served as Vice-President of Corporate Strategy, and from 2009 to December 2010 held the post of Senior Vice-President for Solutions and Marketing and Vertical Markets.

Since March 2008, Muriel Pénicaud, 56 years old, has been the Executive Vice-President for Human Resources at Danone. She is also a member of the company’s Executive Committee, and is in charge of Social Innovation. After studying psychology and history, in 1985 she began working for the Ministry of Labour, Employment and Vocational Training, where she held various positions including advisor to the minister. From 2002 to 2008, she was Executive Vice-President of Dassault Systèmes, in charge of Organisation, Human Resources and Sustainable Development, and a member of the Executive Committee. She co-authored the Prime Minister’s report on well-being and efficiency at work (2010).

Jean-Michel Severino, 53 years old, who studied at ENA, the French school for elite civil servants, is General Inspector of Finances. Previously he was Vice-President for Asia at the World Bank, before directing the French Development Agency (AFD) for three consecutive terms until April 2010. Since then, he has been working on a project involving a fund management company which is set to launch in May 2011, called Investisseur et Partenaire (Investor and Partner), specialising in investment in SMEs and micro-finance institutions in Sub-Saharan Africa.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 169,000 employees worldwide, including 102,000 employees in France, and sales of 45.5 billion euros in 2010. Present in 32 countries, the Group had a customer base of 209.6 million customers at the end of 2010, including 139.7 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 December 2010, the Group had 150.4 million mobile customers and 13.7 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact: +33 (0)1 44 44 93 93

Olivier Emberger, olivier.emberger@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 7, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer